BMO Capital Markets Corp.
3 Times Square
New York, New York 10036

RBC Capital Markets, LLC
200 Vesey Street
New York, New York 10281

October 23, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Mara L. Ransom

Re:	Gamida Cell Ltd. Acceleration Request for Registration Statement on Form F-1 Registration File No. 333-227601

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Gamida Cell Ltd. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Washington, D.C. time, on October 25, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 17, 2018:

(i)	Dates of distribution: October 17, 2018 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4
(iii)	Number of prospectuses furnished to investors: approximately 1,680
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 25

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BMO CAPITAL MARKETS CORP. AND RBC CAPITAL MARKETS, LLC Acting severally on behalf of themselves and the several Underwriters

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Annette Grimaldi
Name: Annette Grimaldi
Title: Managing Director

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Lorenzo Paoletti
Name: Lorenzo Paoletti
Title: Director